

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Dennis Oklak
Chief Executive Officer
Duke Realty Corporation
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

>   **Re: Duke Realty Corporation**
>   **Form 8-K**
>   **Filed May 4, 2010**
>   **File No. 001-09044**

Dear Mr. Oklak:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief